15027263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 - 68539

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

FINANCIAL PRODUCTS, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1140 BROADWAY, SUITE 1606

NEW YORK	**NY**	**10001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER HORACEK **(646) – 520 – 2300**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC

250 W 57th Street - Suite 1632 **New York** **NY** **10107**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *PETER HORACEK*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *FINANCIAL PRODUCTS, LLC as of December 31, 2014*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x Pete Horacek
Signature

President
Title

x Rosemary Bragan
Notary Public

Notary Public
State of NY - Nassau County
Rosemary Bragan
01BR6162815
Commission Expires 03/19/2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL PRODUCTS, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

FINANCIAL PRODUCTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 146,584
Accounts receivable	223,052
Equipment and leasehold improvements, net of accumulated depreciation of $33,357 (Notes 2e and 3)	4,648
Other assets	13,191
Total assets	$ 387,475
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 127,525
Total liabilities	127,525
Commitments and Contingencies (Note 4)	
Capital (Note 7)	
Total members' equity	259,950
Total liabilities and members' equity	$ 387,475

The accompanying notes are an integral part of this statement.

FINANCIAL PRODUCTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1- Nature of Business

Financial Products, LLC, (the Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The company acts as a wholesaler and markets/distributes securities to other broker dealers.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
The Company recognizes revenue from the sales of the financial products when earned

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Property and Equipment***
Property and equipment are depreciated on the straight-line method over an estimated useful life of five years.

Note 2 Summary of Significant Accounting Policies (continued)

e) Property and Equipment (continued)

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

f) Accounts Receivable

Accounts receivable represent valid claims against customers and are recognized when services are rendered. We extend credit terms to certain customers based on historical dealings and to other customers after review of various credit indicators, including the customer's credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management's estimate of collectability at the time of the review. Accounts receivable are written off when the account is deemed uncollectible.

Note 3- Furniture, Equipment and Leasehold Improvements

Major classifications of property and equipment, as of December 31, 2014 are summarized as follows:

Furniture and Equipment	$26,449
Leasehold Improvements	11,556
	38,005
Less: Accumulated depreciation	33,357
	$ 4,648

Note 4- Commitments and Contingencies

Office Lease

The Company leases office space pursuant to a lease agreement expiring October 31, 2018. Rental payments plus escalation for real estate taxes, are payable monthly. The Company's minimum rental commitments over the next five years are as follows:

Year	Amount
2015	$52,315
2016	$53,870
2017	$55,431
2018	$47,336

FINANCIAL PRODUCTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 5 - Sale of Company

The Company purchased all of the shares of one of the two members on October 31, 2014. On December 31, 2014, the Company issued shares to the wife of the remaining partner for services rendered. The services rendered had a value of $2,600.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through February 12, 2015, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company's net capital of $97,371 was $88,869 in excess of its required net capital of $8,502. The Company's net capital ratio was 130.97%.